SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                    DVI, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    233343102
                                 (CUSIP Number)

                               Lewis M. Eisenberg
                             Walter F. Harrison, III
                    Granite Capital International Group L.P.
                               126 E. 56th Street
                            New York, New York 10022
                                 (212) 407-3400
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 22, 2001
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 19 Pages)

----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233343102                 13D                    Page 2 of 19 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                        Granite Capital, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 759,479
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 759,479
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 759,479
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                5.2%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 233343102                 13D                    Page 3 of 19 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                     Granite Capital II, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, 00
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 32,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 32,000
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 32,000
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                0.2%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 233343102                 13D                    Page 4 of 19 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                      Granite Capital, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                       00
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                819,379
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                819,379
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                819,379
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                5.6%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IA,OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 233343102                 13D                    Page 5 of 19 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                               Granum Value Fund
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                       WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                140,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                140,000
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                140,000
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                1.0%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IV
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 233343102                 13D                    Page 6 of 19 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                            Granum Capital Management, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                       00
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                140,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                140,000
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                140,000
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                1.0%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IA, 00
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 233343102                 13D                    Page 7 of 19 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                              Lewis M. Eisenberg
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                       00
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                959,379
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                959,379
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                959,379
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                6.6%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 233343102                 13D                    Page 8 of 19 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                      Walter F. Harrison, III
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                       00
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                959,379
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                959,379
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                959,379
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                6.6%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 233343102                 13D                    Page 9 of 19 Pages

Item 1. Security and Issuer.

     This statement relates to the common stock, par value $0.005 (the "Common Stock") of DVI, Inc. (the "Company"). The Company's principal executive offices are located at 500 Hyde Park, Doylestown, PA 18901.

Item 2. Identity and Background.

     (a)      This statement is filed by:
          (i) Granite Capital, L.P., a Delaware limited partnership
              ("Granite"), with respect to the shares of Common Stock directly owned by it and 188,680 shares of Common Stock which may be obtained by Granite upon conversion of a convertible note ("Convertible Note") directly owned by it;
         (ii) Granite Capital II, L.P., a Delaware limited partnership
              ("Granite II"), with respect to the shares of Common Stock directly owned by it;
        (iii) Granite Capital, L.L.C., a Delaware limited liability company ("Granite L.L.C."), which serves as general partner of Granite and Granite II, and as investment manager to Granite Capital Overseas Limited, a Cayman Islands exempted company ("Granite Overseas"), with respect to the shares of Common Stock directly owned by Granite, Granite II and Granite Overseas and the Convertible Note directly owned by Granite;
         (iv) Granum Value Fund, a publicly registered mutual fund organized as a trust under the laws of the state of Delaware ("Granum Value"),with respect to the shares of Common Stock directly owned by it;
          (v) Granum Capital Management, L.L.C., a Delaware limited liability company ("Granum Management"), which serves as investment adviser to Granum Value, with respect to the shares of Common Stock directly owned by Granum Value;
         (vi) Lewis M. Eisenberg, a United States citizen ("Mr. Eisenberg"), who serves as a managing member of Granite L.L.C., and as a managing member of Granum Management, with respect to the shares of Common Stock directly owned by each of Granite, Granite II, Granite Overseas and Granum Value, and the Convertible Note directly owned by Granite; and
        (vii) Walter F. Harrison, III, a United States citizen ("Mr. Harrison"), who serves as a managing member of Granite L.L.C., and as a managing member of Granum Management, with respect to the shares of Common Stock directly owned by each of Granite, Granite II, Granite Overseas and Granum Value, and the Convertible Note directly owned by Granite. The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
     (b) The address of the business office of each of the Reporting Persons is 126 East 56th Street, 25th floor, New York, New York, 10022.

CUSIP No. 233343102                 13D                   Page 10 of 19 Pages

     (c) The principal business of Granite and Granite II is serving as private investment partnerships investing in securities and other financial instruments. The principal business of Granite L.L.C.
             is serving as general partner of Granite and Granite II, and as investment manager to Granite overseas. The principal business of Granum Value is serving as a publicly registered mutual fund investing in various securities and other financial instruments. The principal business of Granum Management is serving as investment adviser to Granum Value. Messrs. Eisenberg and Harrison each serve as managing members of Granite L.L.C. and Granum Management.
     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f) Mr. Eisenberg and Mr. Harrison are citizens of the United States. Each of the other Reporting Persons is organized under the laws of the state of Delaware.

Item 3. Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Granite, Granite II, Granite Overseas and Granum Value is approximately $5,513,711, $417,638, $317,225 and $2,316,702 respectively. Neither Granite L.L.C., Granum Management nor Messrs. Eisenberg and Harrison own directly any shares of Common Stock. The shares of Common Stock purchased by Granite, Granite II, Granite Overseas and Granum Value were purchased with working capital. In addition, the shares of Common Stock purchased by Granite, Granite II and Granum Overseas were purchased on margin, pursuant to margin transactions, with Goldman Sachs & Co., on such firm's usual terms and conditions.

Item 4. Purpose of the Transaction.

     The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment, and the purchases of the shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, the Reporting Persons will, and have, pursued discussions with management in an effort to maximize value for shareholders. The Reporting Persons sent a letter dated May 22, 2001 in the form attached as Exhibit 2 to the Board of Directors of the Company and to certain shareholders of the Company, recommending the

CUSIP No. 233343102                 13D                   Page 11 of 19 Pages


sale of the Company in light of its inability to generate adequate returns. Notwithstanding the foregoing, the Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Company, in the ordinary course of business, to the extent deemed advisable in light of their general investment policies, market conditions or other factors. The Reporting Persons may make additional contacts with the Company and/or other shareholders regarding potential strategies to increase shareholder value. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

The percentages used herein and in Item 5 are calculated based upon the 14,325,021 shares of Common Stock issued and outstanding as of April 30,2001 as reflected in the Company's Form 10-Q for the period ending March 31, 2001 plus 188,680 shares of Common Stock which may be obtained by Granite as a result of its ownership of the Convertible Note.
     A. Granite Capital, L.P.
          (a)   Amount beneficially owned: 759,479
                Percent of class: 5.2%.
          (b)  (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 759,479
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 759,479
          (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Granite in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule 1 and are incorporated by reference.
          (d) Granite L.L.C., the general partner of Granite has the power to direct the affairs of Granite, including decisions respecting the receipt of dividends and the disposition of the proceeds from the sale of shares of Common Stock.
               Messrs. Eisenberg and Harrison are the managing members of Granite, L.L.C, and in that capacity direct its operations.
          (e)  Not Applicable.

CUSIP No. 233343102                 13D                   Page 12 of 19 Pages

     B. Granite Capital II, L.P.
          (a)   Amount beneficially owned: 32,000
                Percent of class: 0.2%
          (b)  (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 32,000
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 32,000
          (c)  None.
          (d) Granite L.L.C., the general partner of Granite II has the power to direct the affairs of Granite II, including decisions respecting the receipt of dividends and the disposition of the proceeds from the sale of shares of Common Stock. Messrs. Eisenberg and Harrison are the managing members of Granite L.L.C., and in that capacity direct its operations.
          (e)  Not Applicable.
     C. Granite Capital, L.L.C.
          (a)   Amount beneficially owned: 819,379
                Percent of class: 5.6%
          (b)  (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 819,379
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 819,379
          (c)  None.
          (d) Messrs. Eisenberg and Harrison are the managing members of Granite L.L.C., and in that capacity direct its operations.
          (e)  Not Applicable.

CUSIP No. 233343102                 13D                   Page 13 of 19 Pages
     D. Granum Value Fund
          (a)   Amount beneficially owned: 140,000
                Percent of class: 1.0%
          (b)  (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 140,000
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 140,000
          (c)  None.
          (d) Granum Management, the investment advisor to Granum Value, has the power to direct the investment activities of Granum Value, including decisions respecting the receipt of dividends and the disposition of the proceeds from the sale of shares of Common Stock. Messrs. Eisenberg and Harrison are managing members of Granum Management, and in that capacity direct its operations.
          (e)  Not Applicable.
     E. Granum Capital Management, L.L.C.
          (a)   Amount beneficially owned: 140,000
                Percent of class: 1.0%
          (b)  (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 140,000
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 140,000
          (c)  None.
          (d) Messrs. Eisenberg and Harrison are the managing members of Granite Management and in that capacity control its operations.
          (e)  Not Applicable.
     F. Lewis M. Eisenberg
          (a)   Amount beneficially owned: 959,379
                Percent of class: 6.6%
          (b)  (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 959,379
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 959,379
          (c)  None.
          (d) Messrs. Eisenberg and Harrison are the managing members of Granite L.L.C. and the managing members of Granite Management, and in such capacities control their respective operations.
          (e)  Not Applicable.
     G. Walter F. Harrison, III
          (a)   Amount beneficially owned: 959,379
                Percent of class: 6.6%
          (b)  (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 959,379
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 959,379
          (c)  None.
          (d) Messrs. Eisenberg and Harrison are the managing members of Granite L.L.C. and the managing members of Granite Management, and in such capacities control their respective operations.
          (e)  Not Applicable.

CUSIP No. 233343102                 13D                   Page 14 of 19 Pages

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.

               None

Item 7. Materials to be Filed as Exhibits.

          Exhibit 1, Joint Acquisition Statement
          Exhibit 2, Letter to Board of Directors referenced in Item 4.

CUSIP No. 233343102                 13D                   Page 15 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  May 24, 2001

                                    GRANITE CAPITAL, L.P.
                                    By:  Granite Capital, L.L.C.
                                         General Partner
                                    By:  /s/ Walter F. Harrison, III
                                         ------------------------
                                          Walter F. Harrison, III
                                          Managing Member

                                    GRANITE CAPITAL II, L.P.
                                    By:  Granite Capital, L.L.C.
                                          General Partner
                                    By:  /s/ Walter F. Harrison, III
                                         ------------------------
                                          Walter F. Harrison, III
                                          Managing Member

                                    GRANITE CAPITAL, L.L.C.
                                    By:  /s/ Walter F. Harrison, III
                                         ------------------------
                                          Walter F. Harrison, III
                                          Managing Member

                                    GRANUM VALUE FUND
                                    By:  Granum Capital Management, L.L.C.,
                                          Investment Adviser
                                    By:  /s/ Walter F. Harrison, III
                                         ------------------------
                                          Walter F. Harrison, III
                                          Managing Member

                                    Granum Capital Management, L.L.C.
                                    By:  /s/ Walter F. Harrison, III
                                         ------------------------
                                          Walter F. Harrison, III
                                          Managing Member

                                    Lewis M. Eisenberg
                                    /s/ Lewis M. Eisenberg
                                    ------------------------

                                    Walter F. Harrison, III
                                    /s/ Walter F. Harrison, III
                                    ------------------------

CUSIP No. 233343102                 13D                   Page 16 of 19 Pages

                                   Schedule 1

                              Granite Capital, L.P.

                                             Price Per Share
Date of           Number of Shares           (including commissions,
Transaction       Purchased/(Sold)           if any)
05/02/01                5,000                     $14.1
05/14/01               45,000                     $13.8
05/15/01                8,600                     $13.6

CUSIP No. 233343102                 13D                   Page 17 of 19 Pages

                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  May 24, 2001

                                    GRANITE CAPITAL, L.P.
                                    By:  Granite Capital, L.L.C.
                                         General Partner
                                    By:  /s/ Walter F. Harrison, III
                                         ------------------------
                                          Walter F. Harrison, III
                                          Managing Member

                                    GRANITE CAPITAL II, L.P.
                                    By:  Granite Capital, L.L.C.
                                          General Partner
                                    By:  /s/ Walter F. Harrison, III
                                         ------------------------
                                          Walter F. Harrison, III
                                          Managing Member

                                    GRANITE CAPITAL, L.L.C.
                                    By:  /s/ Walter F. Harrison, III
                                         ------------------------
                                          Walter F. Harrison, III
                                          Managing Member

                                    GRANUM VALUE FUND
                                    By:  Granum Capital Management, L.L.C.,
                                          Investment Adviser
                                    By:  /s/ Walter F. Harrison, III
                                         ------------------------
                                          Walter F. Harrison, III
                                          Managing Member

                                    Granum Capital Management, L.L.C.
                                    By:  /s/ Walter F. Harrison, III
                                         ------------------------
                                          Walter F. Harrison, III
                                          Managing Member

                                    Lewis M. Eisenberg
                                    /s/ Lewis M. Eisenberg
                                    ----------------------

                                    Walter F. Harrison, III
                                    /s/ Walter F. Harrison, III
                                    ---------------------------

CUSIP No. 233343102                 13D                   Page 18 of 19 Pages

                                    EXHIBIT 2

                          Letter to Board of Directors

                                          May 22, 2001

Board of Directors
c/o Michael A. O'Hanlon, President and CEO
DVI, Inc.
2500 York Road
Jamison, PA 18929

Gentlemen:

Granite Capital and affiliates, holders of 770,700 common shares equivalents through a convertible preferred security, urges the prompt sale of the DVI.

DVI continues to earn a significantly sub par return on equity (in the 8-10%) range. Furthermore, since the end of fiscal 1998 (subsequent to an equity offering) book value per share has grown at an even lower 6%. No dividends are paid. Management's options are a cause of this disparity, further reducing shareholder returns.

DVI continually needs capital to grow yet generates wholly inadequate returns. On any EVA analysis, DVI would rank as an egregious destroyer of value. This destruction must stop. Management wants to raise capital, but given a share price below book value must consider a convertible offering rather than straight equity. Even this idea should be discarded by management, the board and shareholders. It will only cause more dilution and prolong the agony of low returns on capital for shareholders.

The primary cause of these low returns is the company's high cost of funding. However, an acquirer with a strong balance sheet could easily push returns on equity to the high teens % by reducing funding costs 2-3% per unit of leverage. Everyday that goes by without a sale is a destruction of value.

Furthermore, the international opportunity is being mismanaged. The company has been at it for years, yet is running significant losses.

Given the fact that management has options struck at 16.94, it has an inappropriate incentive to hold out for an unrealistically high price when shareholders would be better served accepting the best price within reason.

CUSIP No. 233343102                 13D                   Page 19 of 19 Pages

It appears that the largest five shareholders (including Granite), owning greater than 50% of the company, have inadequately monitored DVI and its management. This should change immediately. Management's performance and the poor returns on capital are simply unacceptable. DVI should be sold promptly.

                                    Very truly yours,

                                    Walter F. Harrison, III
                                    Co-Chairman

cc: BAMCO Inc., Dimensional Fund Advisors, Liberty Wanger Asset Management, Rutabaga Capital Management, Citigroup Inc., Rockefeller & Company, Rochdale Investment Management, Barclays Bank PLC, Caxton Associates, Brandywine Asset Management, Vanguard Group, Mesirow Asset Mgmt.